BRF S.A.

A Public Held Company

CNPJ (Brazilian Registry of Legal Entities) 01.838.723/0001-27

NIRE (Company Register Identification Number) 42.300.034.240

CVM (Securities and Exchange Commission) 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. (“Company”) hereby announces that, pursuant to the approval disclosed to the market on August 26, 2015, the public distribution offering of the 1st Series of the 3rd Issue of Certificates of Agribusiness Receivables of Octante Securitizadora S.A. was successfully completed, held under the Instruction of the Securities and Exchange Commission (“CVM”) No. 414, of December 30, 2004, as amended, and under the CVM Instruction No. 400, of December 29, 2003, as amended (“CRA”), registered with CVM under the No. CVM/SRE/CRA/2015/006 (“Offering”). Certain credit rights of agribusiness arising from the Company’s exports contracted with BRF Global GmbH were assigned and/or promised to Octante Securitizadora S.A. (“Credits of Agribusiness”, “Securitization Company” and “Assignment”, respectively), where such Credits of Agribusiness were bound to the CRA.

This operation marks BRF´s debut on the Brazilian fixed income market and it reflects the outstanding credit quality and the company’s financial strength. The Offering reached the amount of R$ 1 billion, the largest in this segment, with a credit rating of brAAA by Standard & Poor’s Ratings do Brasil Ltda. The “CRAs” will pay interests equivalent to 96.90% of the DI Rate.

São Paulo, September 30, 2015.

Augusto Ribeiro Junior

Vice Chief Financial Officer and Investor Relations